                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No.     )*

                        First International Bancorp, Inc.
                        --------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
                         (Title of class of securities)

                                    32054Q100
                                  ------------
                                 (CUSIP Number)

                                Joseph R. Moderow
                              Senior Vice President
                           United Parcel Service, Inc.
                             55 Glenlake Parkway, NE
                             Atlanta, Georgia 30328
                                 (404) 828-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP NO. 32054Q100




1.       NAME OF REPORTING PERSON
         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              United Parcel Service, Inc.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware



   NUMBER OF       7.      SOLE VOTING POWER               -0-
    SHARES
 BENEFICIALLY      8.      SHARED VOTING POWER       4,392,742 (1)
   OWNED BY
     EACH          9.      SOLE DISPOSITIVE POWER          -0-
  REPORTING
   PERSON
    WITH           10.     SHARED DISPOSITIVE POWER  4,392,742 (1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                4,392,742 (1)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  53.0% (2)

14.      TYPE OF REPORTING PERSON*
                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 10 Pages
                            Exhibit Index on Page 8

CUSIP NO. 32054Q100




1.       NAME OF REPORTING PERSON
         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Stag Merger Company, Inc.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                 (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware



   NUMBER OF       7.      SOLE VOTING POWER               -0-
    SHARES
 BENEFICIALLY      8.      SHARED VOTING POWER       4,392,742 (1)
   OWNED BY
     EACH          9.      SOLE DISPOSITIVE POWER          -0-
  REPORTING
   PERSON
    WITH           10.     SHARED DISPOSITIVE POWER  4,392,742 (1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                4,392,742 (1)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  53.0% (2)

14.      TYPE OF REPORTING PERSON*
                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         (1) Reflects 4,392,742 shares of the common stock, $.10 par value, of First International Bancorp, Inc. ("Issuer") that are subject to voting agreements among United Parcel Service, Inc., Stag Merger Company, Inc. and certain holders of Issuer's common stock, all as more fully described in this Statement on Schedule 13D.

         (2) Based on Issuer's representation that 8,283,223 shares of the Issuer's common stock are outstanding as of January 15, 2001 set forth in the Agreement and Plan of Merger, dated as of January 15, 2001 by and among United Parcel Service, Inc., First International Bancorp, Inc. and Stag Merger Company, Inc. (the "Merger Agreement").


                               Page 3 of 10 Pages
                            Exhibit Index on Page 8

ITEM 1.           SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.10 per share (the "Common Stock," an individual share of which is a "Share"), of First International Bancorp, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 280 Trumbull Street, Hartford, Connecticut 01630.

ITEM 2.           IDENTITY AND BACKGROUND

         This Statement is being filed by United Parcel Service, Inc. ("UPS"), a Delaware corporation having its principal executive offices located at 55 Glenlake Parkway, NE, Atlanta, Georgia 30328, (404) 828-6000, and its wholly owned subsidiary, Stag Merger Company, Inc. ("Sub"), a Delaware corporation having its principal executive offices at the same address and phone number. UPS, together with its subsidiaries, is the world's largest express carrier and package delivery company, serving more than 200 countries and territories around the globe. Certain information with respect to the directors and executive officers of UPS and Sub is set forth in Schedule A attached hereto, including, to the best of UPS's and Sub's knowledge, each director's and executive officer's business address, present principal occupation or employment, citizenship and other information. Neither UPS, Sub nor, to the best of their respective knowledge, any director, executive officer or controlling person of UPS or Sub has, during the last five years, been
         (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of UPS, Sub or any director, executive officer or controlling person of UPS or Sub was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described in Item 4 (which response is incorporated herein by reference), the shares of Common Stock to which this statement on
         Schedule 13D relates have not been purchased by UPS or Sub. In connection with, and as a condition to, UPS and Sub entering into the Merger Agreement, certain holders of the Common Stock, who also are officers and directors of Issuer, trusts created for the benefit of such officers, directors, and their respective families, and spouses of such officers and directors have entered into the Voting Agreements listed in Item 7, pursuant to which such stockholders have agreed to vote their shares of Common Stock in favor of adoption of the Merger Agreement and the transactions contemplated therein and, subject to certain exceptions, not to dispose of such shares.


ITEM 4.           PURPOSE OF TRANSACTION.

         As stated above, each of the Voting Agreements was executed and delivered in connection with the execution of the Merger Agreement. Each of UPS and Sub entered into the Voting Agreements in order to help ensure the consummation of the merger contemplated by the Merger Agreement. UPS currently anticipates that it will acquire all of the outstanding common stock of the Issuer as a result of the merger.

         The descriptions herein of the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 99(b) through 99(j) and 99(k) respectively, to this Schedule 13D, and which are specifically incorporated herein by reference in their entirety.

         Other than as described above, UPS has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although UPS reserves the right to develop such plans.


                               Page 4 of 10 Pages
                            Exhibit Index on Page 8

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         4,392,742 Shares (representing 53.0% of the issued and outstanding Common Stock) are subject to the Voting Agreements and, therefore, may be deemed to be beneficially owned both by the respective stockholders of Issuer that are parties to the Voting Agreements and UPS and Sub. Inasmuch as the Voting Agreements are each limited to the vote of such shares with respect to the Merger Agreement and certain related matters, the respective stockholders of the Issuer that are parties to the Voting Agreements and each of UPS and Sub have shared power to vote or to direct the vote with respect to such Shares. The Voting Agreements provide, subject to certain exceptions, that the stockholders party thereto may not dispose of their Shares without the consent of UPS and Sub. Such stockholders and UPS and Sub, therefore, have shared power to dispose or direct the disposition of such shares.

         Except as described herein neither UPS, Sub nor, to the best of UPS's or Sub's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Merger Agreement and the Voting Agreements, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit           Description
         -------           -----------

         99(a)             Joint Filing Agreement

         99(b) Voting Agreement dated as of January 15, 2001 by and among Arnold L. Chase, United Parcel Service, Inc., and Stag Merger Company, Inc.

         99(c) Voting Agreement dated as of January 15, 2001 by and among Arnold L. Chase Family Spray Trust, United
                           Parcel Service, Inc., and Stag Merger Company, Inc.

         99(d) Voting Agreement dated as of January 15, 2001 by and among The Cheryl A. Chase Accumulation Trust I and
                           The Cheryl A. Chase Accumulation Trust II, United
                           Parcel Service, Inc., and Stag Merger Company, Inc.

         99(e) Voting Agreement dated as of January 15, 2001 by and among Cheryl A. Chase, United Parcel Service, Inc., and Stag Merger Company, Inc.

         99(f) Voting Agreement dated as of January 15, 2001 by and among The Cheryl Anne Chase Family Spray Trust,
                           United Parcel Service, Inc., and Stag Merger Company,
                           Inc.

         99(g) Voting Agreement dated as of January 15, 2001 by and among Brett N. Silvers, United Parcel Service, Inc., and Stag Merger Company, Inc.


                               Page 5 of 10 Pages
                            Exhibit Index on Page 8

         99(h) Voting Agreement dated as of January 15, 2001 by and among Nancy W. Silvers, United Parcel Service, Inc., and Stag Merger Company, Inc.

         99(i) Voting Agreement dated as of January 15, 2001 by and among The Silvers Family Trust f/b/o Rebecca Anne
                           Silvers, United Parcel Service, Inc., and Stag Merger
                           Company, Inc.

         99(j) Voting Agreement dated as of January 15, 2001 by and among The Silvers Family Trust f/b/o Claudia Belle
                           Silvers, United Parcel Service, Inc., and Stag Merger
                           Company, Inc.

         99(k)             Agreement and Plan of Merger dated as of January 15,
                           2001 by and among First International Bancorp, Inc.,
                           United Parcel Service, Inc. and Stag Merger Company,
                           Inc.


                               Page 6 of 10 Pages
                            Exhibit Index on Page 8

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2001

                                          United Parcel Service, Inc.

                                          By: /s/ Joseph P. Moderow
                                              ----------------------------------
                                              Name: Joseph P. Moderow
                                              Title: Senior Vice President



                                          Stag Merger Company, Inc.

                                          By: /s/ Robert J. Bernabucci
                                              ----------------------------------
                                              Name:  Robert J. Bernabucci
                                              Title: President


                               Page 7 of 10 Pages
                            Exhibit Index on Page 8

                                  EXHIBIT INDEX



         Exhibit           Description
         -------           -----------

         99(a)             Joint Filing Agreement

         99(b) Voting Agreement dated as of January 15, 2001 by and among Arnold L. Chase, United Parcel Service, Inc., and Stag Merger Company, Inc.

         99(c) Voting Agreement dated as of January 15, 2001 by and among Arnold L. Chase Family Spray Trust, United
                           Parcel Service, Inc., and Stag Merger Company, Inc.

         99(d) Voting Agreement dated as of January 15, 2001 by and among The Cheryl A. Chase Accumulation Trust I and
                           The Cheryl A. Chase Accumulation Trust II, United
                           Parcel Service, Inc., and Stag Merger Company, Inc.

         99(e) Voting Agreement dated as of January 15, 2001 by and among Cheryl A. Chase, United Parcel Service, Inc., and Stag Merger Company, Inc.


         99(f) Voting Agreement dated as of January 15, 2001 by and among The Cheryl Anne Chase Family Spray Trust,
                           United Parcel Service, Inc., and Stag Merger Company,
                           Inc.

         99(g) Voting Agreement dated as of January 15, 2001 by and among Brett N. Silvers, United Parcel Service, Inc., and Stag Merger Company, Inc.

         99(h) Voting Agreement dated as of January 15, 2001 by and among Nancy W. Silvers, United Parcel Service, Inc., and Stag Merger Company, Inc.

         99(i) Voting Agreement dated as of January 15, 2001 by and among The Silvers Family Trust f/b/o Rebecca Anne
                           Silvers, United Parcel Service, Inc., and Stag Merger
                           Company, Inc.

         99(j) Voting Agreement dated as of January 15, 2001 by and among The Silvers Family Trust f/b/o Claudia Belle
                           Silvers, United Parcel Service, Inc., and Stag Merger
                           Company, Inc.

         99(k)             Agreement and Plan of Merger dated as of January 15,
                           2001 by and among First International Bancorp, Inc.,
                           United Parcel Service, Inc. and Stag Merger Company,
                           Inc.


                               Page 8 of 10 Pages
                            Exhibit Index on Page 8

                                   SCHEDULE A

         DIRECTORS AND EXECUTIVE OFFICERS OF UNITED PARCEL SERVICE, INC.

Set forth below is the name, business address and present occupation or employment of each director and executive officer of United Parcel Service, Inc. Each such person is a citizen of the United States. The business address of each executive such person is c/o United Parcel Service, Inc., 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328.

An asterisk next to a name indicates that such person is a director.



                                               PRINCIPAL OCCUPATION
         NAME                                     OR EMPLOYMENT

John J. Beystehner                    Senior Vice President and Marketing
                                      Group Manager

William H. Brown, III*                Senior Counsel to the law firm of Schnader
                                      Harrison Segal & Lewis LLP in
                                      Philadelphia, Pennsylvania

Calvin Darden                         Senior Vice President and U.S. Operations
                                      Manager

D. Scott Davis                        UPS Senior Vice President, Treasurer and
                                      Chief Financial Officer

John A. Duffy                         Senior Vice President and Corporate
                                      Strategy Group Manager

Michael L. Eskew*                     UPS Vice Chairman and Executive Vice
                                      President

James P. Kelly*                       UPS Chairman of the Board and Chief
                                      Executive Officer

Kenneth W. Lacy                       Senior Vice President and Chief
                                      Information Officer

Ann M. Livermore*                     Vice President of Hewlett-Packard Company

Gary E. MacDougal*                    Former Chairman of the Board and Chief
                                      Executive Officer of Mark Controls
                                      Corporation

Christopher D. Mahoney                Senior Vice President, Transportation
                                      Group Manager and Labor Relations Manager

Joseph R. Moderow*                    UPS Senior Vice President, Secretary and
                                      Legal and Public Affairs Group Manager

Kent C. ("Oz") Nelson*                Former UPS Chairman of the Board and Chief
                                      Executive Officer

Victor A. Pelson*                     Senior Advisor, Warburg Dillon Read, LLC

Joseph M. Pyne                        Senior Vice President and
                                      Corporate Development Group Manager


                               Page 9 of 10 Pages
                            Exhibit Index on Page 8

                                               PRINCIPAL OCCUPATION
         NAME                                     OR EMPLOYMENT
Lea N. Soupata*                       UPS Senior Vice President and Human
                                      Resources Group Manager

Robert M. Teeter*                     President of Coldwater Corporation

Ronald G. Wallace                     Senior Vice President and President --
                                      International Operations

Thomas H. Weidemeyer*                 UPS Senior Vice President and Chief
                                      Operating Officer


          DIRECTORS AND EXECUTIVE OFFICERS OF STAG MERGER COMPANY, INC.

Set forth below is the name, business address and present occupation or employment of each director and executive officer of Stag Merger Company, Inc. Each such person is a citizen of the United States. The business address of each such person is c/o United Parcel Service, Inc., 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328.

An asterisk next to a name indicates that such person is a director.




                                               PRINCIPAL OCCUPATION
         NAME                                     OR EMPLOYMENT

Robert J. Bernabucci                  President and CEO - UPS Capital Corporation

Michael G. Bryant                     Senior Vice President and Treasurer - UPS Capital Corporation

Phillip W. Chritton                   Senior Vice President and Secretary - UPS Capital Corporation

D. Scott Davis*                       Senior Vice President, Treasurer and Chief
                                      Financial Officer - UPS

Michael L. Eskew*                     Vice Chairman and Executive Vice President
                                      - UPS

Joseph R. Moderow*                    Senior Vice President, Secretary and Legal
                                      and Public Affairs Group Manager - UPS

Joseph M. Pyne*                       Senior Vice President and
                                      Corporate Development Group Manager - UPS

Michael Tobin                         Senior Vice President - UPS Capital Corporation


                               Page 10 of 10 Pages
                            Exhibit Index on Page 8